Legend International Holdings, Inc.
                           Level 8, 580 St Kilda Road
                             Melbourne Victoria 3004
                                    Australia


                                                               December 30, 2008

Securities and Exchange Commission
Washington, D.C.  20549-7010

Attn:    Douglas Brown
         Mail Stop 7010

         Re:      Legend International Holdings, Inc.
                  Post-Effective Amendment No. 2 to
                  Registration Statement on Form S-1
                  File No. 333-145082
                  ----------------------------------

Dear Sirs:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Legend International Holdings, Inc., a Delaware corporation (the "Company") hereby requests that the effectiveness of its Post-Effective Amendment No. 2 (the "P/E Amendment") to its Registration Statement on Form S-1 (Registration No. 333-145082) be accelerated so that the P/E Amendment will become effective by 11:00 A.M. on January 5, 2009 or as soon thereafter as practicable.

         The Company hereby acknowledges the following:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                           Legend International Holdings, Inc.



                                           By:   /s/ Peter Lee
                                              --------------------------------
                                           Name:  Peter Lee
                                           Title: Chief Financial Officer